Sticker to Prospectus

The Prospectus for ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (‘‘Fund Fourteen’’) consists of (1) this sticker, (2) the Prospectus, dated May 18, 2009, (3) Supplement No. 1, dated June 29, 2009, and (4) this Supplement No. 2, dated August 12, 2009, which contains information related to the current status of the offering, provides information regarding certain transactions entered into by Fund Fourteen, updates the risk factors disclosed in the Prospectus, updates certain information regarding funds sponsored by affiliates of Fund Fourteen’s General Partner, and updates certain financial information in the Prospectus.

Filed Pursuant to Rule 424(b)(3)
SEC File No. 333-153849

ICON EQUIPMENT AND CORPORATE INFRASTRUCTURE FUND FOURTEEN, L.P.

SUPPLEMENT NO. 2
DATED AUGUST 12, 2009

TO PROSPECTUS DATED
MAY 18, 2009

Summary

We are providing you with this Supplement No. 2, dated August 12, 2009, to update the Prospectus, dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009.  The information in this Supplement No. 2 supplements, modifies and supersedes some of the information contained in the ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (“Fund Fourteen”) Prospectus, as amended by Supplement No. 1.  This Supplement No. 2 forms a part of, and must be accompanied or preceded by, the Prospectus and Supplement No. 1.

The primary purposes of this Supplement No. 2 are to:

•	Describe the current status of the offering;

•	Provide information regarding certain transactions entered into by Fund Fourteen;

•	Update the risk factors disclosed in the Prospectus;

•	Update certain information regarding funds sponsored by affiliates of Fund Fourteen’s general partner, ICON GP 14, LLC (the “General Partner”); and

•	Update certain financial information of Fund Fourteen to June 30, 2009.

Current Status of the Offering

The initial closing date for Fund Fourteen was June 19, 2009, the date at which Fund Fourteen had raised $1,200,000 and reached the minimum offering amount.  As of August 10, 2009, 15,144.666 limited partnership interests have been sold to 447 limited partners, representing $15,138,894 of capital contributions to Fund Fourteen.  Fund Fourteen has not yet reached the $20,000,000 minimum offering for the Commonwealth of Pennsylvania or the State of Tennessee.

Compensation Paid to Affiliates and Certain Non-Affiliates

Through August 10, 2009, Fund Fourteen paid and/or accrued the following fees in connection with its offering of its limited partnership interests:  (i) sales commissions to third parties in the amount of $1,056,087 and (ii) underwriting fees to affiliated parties in the amount of $452,609.  Through August 10, 2009, Fund Fourteen reimbursed organizational and offering expenses incurred by affiliated parties in the amount of $519,043.  These fees and expense reimbursements are described on pages 32 and 33 of the Prospectus, as supplemented.

Recent Transactions

ION Transaction

On June 29, 2009, ICON ION, LLC (“ICON ION”), a joint venture between ICON Leasing Fund Twelve, LLC (“Fund Twelve”) and Fund Fourteen, made secured term loans to ARAM Rentals Corporation, a Canadian bankruptcy remote Nova Scotia unlimited liability company (the “Canadian Borrower”) and ARAM Seismic Rentals, Inc., a US bankruptcy remote Texas Corporation (the “US Borrower”, together with the Canadian Borrower, collectively referred to as the “Borrowers”), in the amounts of approximately $8,825,161 and  approximately $3,674,839, respectively.  On July 17, 2009, ICON ION funded the second tranche of the secured term loan to the Canadian Borrower in the amount of $7,500,000. The Borrowers are wholly-owned subsidiaries of ION Geophysical Corporation, a Delaware corporation (“ION”).  The loans are secured by (i) a first priority security interest in all of the ARAM analog seismic system equipment owned by the Borrowers and (ii) a pledge of all of the equity interests in the Borrowers.  In addition, ION guaranteed all of the obligations of the Borrowers under the loans.  Interest accrues at the rate of 15% per year and the loans are payable monthly in arrears for a period of sixty months beginning on August 1, 2009.

The ultimate ownership of ICON ION is intended to be such that Fund Twelve and Fund Fourteen have ownership interests equal to 55% and 45%, respectively.  The joint venture was entered into by Fund Twelve and Fund Fourteen in order to promptly invest each fund’s available cash in business-essential equipment and corporate infrastructure, while also diversifying each fund’s investment portfolio to reduce the risk that changes in any one market sector or a financing counterparty’s default or bankruptcy will significantly impact such fund’s investment portfolio taken as a whole.  Fund Fourteen did not have the necessary amount of net proceeds from its public offering available to initially contribute capital to ICON ION in an amount sufficient to have a 45% interest in the joint venture.  Accordingly, as Fund Twelve had available cash in amounts sufficient to cover all of ICON ION’s capital needs, Fund Twelve initially contributed the cash to cover all of ICON ION’s capital needs.  Fund Fourteen will subsequently contribute capital in an amount sufficient for Fund Fourteen to have up to a 45% interest in the joint venture.

All subsequent capital contributions by Fund Fourteen and related distributions to Fund Twelve will be effectuated so that the aggregate amount of capital contributed by Fund Fourteen does not exceed the aggregate amount of capital contributed by Fund Twelve for the purpose of providing the loans, adjusted for any income received and expenses paid or incurred by the joint venture while holding the notes underlying the loans and any compensation that the General Partner and any of its affiliates is otherwise entitled to receive pursuant to the Limited Partnership Agreement of Fund Fourteen, as amended (the “Fund Fourteen LP Agreement”).  Neither the General Partner nor any of its affiliates will realize any benefit, other than compensation for its services, if any, permitted by the Fund Fourteen LP Agreement as a result of this transaction.  All of Fund Fourteen’s subsequent contributions will be made on or prior to the six month anniversary of the date that the joint venture provided the loans.

Exopack Transaction

On July 31, 2009, ICON Exopack, LLC (“ICON Exopack”), a wholly-owned subsidiary of Fund Fourteen, purchased a 3-layer blown film extrusion line from Exopack, LLC, a Delaware limited liability company (“Exopack”), for the purchase price of approximately $2,713,210.   Simultaneously with the purchase of the equipment, ICON Exopack entered into a lease with Exopack.  The lease is for a period of sixty months, beginning on August 1, 2009.  On or before October 30, 2009, ICON Exopack will purchase an eight color 48” – 52” flexographic printing press from Exopack for the purchase price of approximately $3,662,460, which equipment will be subject to the same lease with Exopack.  That lease is for a period of sixty months beginning on the first of the month following the purchase of the equipment.  The obligations of Exopack are guaranteed by its parent company, Exopack Holding Corp., a Delaware corporation.

Risk Factors

The disclosure under the heading “Risk Factors” beginning on page 10 of the Prospectus, dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009, is hereby revised by inserting the following after the seventh paragraph under the heading “Risks Related To Our Business”:

Restrictions imposed by the terms of our indebtedness may limit our financial flexibility.

We, together with certain of our affiliates, entities sponsored and organized by our Investment Manager, specifically ICON Income Fund Eight B L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC (“Fund Nine”), ICON Income Fund Ten, LLC (“Fund Ten”), ICON Leasing Fund Eleven, LLC (“Fund Eleven”), and ICON Leasing Fund Twelve, LLC (“Fund Twelve”), are party to a revolving line of credit agreement with California Bank & Trust. The terms of that agreement could restrict us from paying distributions to our limited partners if such payments would cause us not to be in compliance with our financial covenants in that agreement.

Funds Sponsored by Affiliates of Fund Fourteen’s General Partner

The disclosure under the heading “Funds Sponsored by Affiliates of Fund Fourteen’s General Partner – Recently Potentially Adverse Business Developments or Conditions” on pages 55 through 57 of the Prospectus, dated May 18, 2009, as amended by Supplement No. 1, dated June 29, 2009, is hereby replaced in its entirety by the following:

Recent Potentially Adverse Business Developments or Conditions

In general, the global credit markets have deteriorated significantly over the past year. As a result, our Investment Manager has evaluated the impact of the condition of the credit markets on our ability to obtain debt financing in the future should it be desirable and does not expect that there will be any material impact on our ability to obtain debt financing in the future if it is desirable. As discussed above, we expect to rely less on the use of significant non-recourse indebtedness to achieve our investment objectives than our previous management and, therefore, our Investment Manager believes we can meet our investment objectives even if we are unable to obtain debt financing on satisfactory terms.

Recent statistical data on the domestic leasing market indicates that domestic equipment leasing volume has generally deteriorated over the past year. A significant portion of the statistical data regarding the equipment leasing market’s performance, however, is provided by the leasing divisions of commercial and industrial banks, large independent leasing and finance companies, and captive and vendor leasing and finance companies. These institutions generally provide financing to companies seeking to lease small ticket and micro ticket equipment, use credit scoring methodologies to underwrite a lessee’s creditworthiness, and rely heavily on the issuance of commercial paper and/or lines of credit from other financial institutions to finance new business. Our investment objectives and strategy, on the other hand, focus on financing middle- to large-ticket, business-essential equipment and other capital assets, we will typically underwrite and structure such financing in a manner similar to providers of senior indebtedness (i.e., our underwriting includes both creditworthiness and asset due diligence and considerations and our structuring often includes guarantees, equity pledges, warrants, liens on related assets, etc.), and we are not reliant on receiving outside financing through the issuance of commercial paper or from lines of credit to finance new business or meet our investment objectives. Accordingly, the performance of the overall equipment leasing market is not directly correlated to our performance and our Investment Manager does not expect that there will be any material adverse impact on the demand for equipment (and the related residuals) that we will in the future acquire or invest in. Moreover, in light of the tightening of the credit markets, our Investment Manager has reviewed and expects to continue to review more potential financing opportunities than it has in its history.

The U.S. economy is currently in a recession and the rate of payment defaults by borrowers generally has risen significantly. Nevertheless, since the onset of the recession in December 2007, none of the other equipment leasing and financing funds managed by our Investment Manager have experienced any material defaults in payment to them that our Investment Manager expects would materially impact their liquidity, cash flows or profitability. As disclosed in the recent public filings of some of the other equipment leasing and financing funds managed by our Investment Manager, on September 5, 2008, those affiliated funds entered into a Forbearance Agreement with MW Universal, Inc. (“MWU”), LC Manufacturing, LLC (“LC Manufacturing”), MW Crow, Inc. (“Crow”),  and seven other subsidiaries of MWU to cure certain non-payment related defaults under its lease covenants. The terms of the Forbearance Agreement include, among other things, the pledge of additional collateral and the grant of a warrant for the purchase of 180 shares of the capital stock of MWU.

In addition, some of the other equipment leasing and financing funds managed by our Investment Manager have disclosed the following in their Annual Reports on Form 10-K for the year ended December 31, 2008 and their Quarterly Reports on Form 10-Q for the periods ended March 31, 2009 and June 30, 2009, none of which events our Investment Manager expects will materially impact such funds’ liquidity, cash flows or profitability at this time: (i) On January 21, 2009, Fund Nine filed a lawsuit in the U.S. District Court for the Southern District of New York against Wildwood Industries, Inc. (a Fund Nine lessee, “Wildwood”) and its owners who guaranteed Wildwood’s obligations for breaches of the leases and guarantees related to Wildwood’s failure to pay rental payments. On March 5, 2009, an involuntary petition under Chapter 11 of the United States Bankruptcy Code was filed against Wildwood by three of Wildwood’s creditors in United States Bankruptcy Court. (ii) On February 2, 2009, certain of our affiliates entered into an amended Forbearance Agreement with MWU, LC Manufacturing, Crow and seven other subsidiaries of MWU to cure certain lease defaults. In consideration for restructuring LC Manufacturing’s lease payment schedule, these affiliates received, among other things, warrants to purchase 10% of the outstanding stock of LC Manufacturing, at an exercise price of $0.01 per share, exercisable for a period of five years from the grant date. The amended Forbearance Agreement was entered into to provide MWU and the applicable subsidiaries with additional flexibility during these tough economic times, while at the same time attempting to preserve our affiliates’ projected economic return on their investment. (iii) On February 11, 2009, Pliant Corporation (“Pliant”)  (a lessee of a joint venture between Fund Eleven and Fund Twelve) commenced a voluntary Chapter 11 proceeding in U.S. Bankruptcy Court to eliminate all of its high yield debt. In connection with this action, Pliant submitted a financial restructuring plan to eliminate this debt as part of a pre-negotiated package with its high yield debt creditors. The lease is not currently subject to this proceeding, which, if finalized as planned, our Investment Manager anticipates will benefit our affiliates. Pliant has indicated that it will continue to operate in a business-as-usual manner during the restructuring process. (iv) On March 1, 2009, Spansion LLC (“Spansion”) (a Fund Nine lessee) filed for financial restructuring in the United States Bankruptcy Court.  On March 12, 2009, Spansion rejected the two leases that were renewed on April 1, 2008, the equipment has been returned and is currently being re-marketed.  In addition, Spansion affirmed a lease that was extended on July 1, 2008. Based on our Investment Manager’s assessment of the equipment and knowledge of the market for such equipment, the lease rejections are not expected to have a material adverse effect on Fund Nine.  (v) Fund Ten restructured its lease financing with Premier Telecom Contracts Limited (“Premier”) in exchange for control of the equity of Premier’s parent company until such time as Fund Ten receives its expected return on its investment. (vi) Fund Eleven has restructured the payment obligations of MWU and another of its subsidiaries, W Forge Holdings, Inc., in a manner that should permit such parties to have additional flexibility during these tough economic times, while at the same time attempting to preserve Fund Eleven’s projected economic return on its investment. (vii) On February 17, 2009, Appleton Papers, Inc. (a Fund Twelve borrower) notified Fund Twelve that it was in breach of a financial covenant contained in its secured term loans. As a result of this breach, the parties agreed to increase the interest rate on the term note from 12.5% to 14.25% per year beginning with the payment due on March 1, 2009. (viii) On April 15, 2009, Groupe Henri Heuliez (“GHH”, the guarantor of Fund Eleven’s leases with Heuliez SA (“HSA”) and Heuliez Investissements SNC (“Heuliez”)) and HSA filed for “Redressement Judiciaire,” a proceeding similar to a Chapter 11 reorganization under the U.S. Bankruptcy Code.  Heuliez subsequently filed for Redressement Judiciaire on June 10, 2009.  Since the time of the Redressement Judiciaire filings, two government agencies agreed to provide Heuliez with financial support and a third party, Bernard Krief Consultants (“BKC”), has agreed to purchase Heuliez.  On July 8, 2009, the French Commercial Court approved the sale of Heuliez to BKC, which approval included the transfer of Fund Eleven's leases.  Our Investment Manager will continue to review and evaluate the situation and take such action as it deems necessary to preserve Fund Eleven’s projected economic return on its investment.  Although our Investment Manager expects that our affiliates’ lessees, borrowers and other financial counterparties will ultimately be able to satisfy their obligations to our affiliates, our Investment Manager will continue to review and evaluate the impact of the recession on our affiliates’ lessees, borrowers and other financial counterparties and take such action as it deems necessary to mitigate any adverse developments.

The information presented in this section and the tables included as Exhibit B to this prospectus represents historical results of equipment leasing and finance funds sponsored by our Investment Manager. If you purchase our Interests, you will not have any ownership interest in any other businesses sponsored or owned by our Investment Manager or its affiliates as a result of your purchase. You should not assume that you will experience returns, if any, comparable to those experienced by investors in equipment leasing and finance funds sponsored by our Investment Manager and its affiliates.

Certain Financial Information of ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. for the Quarter Ended June 30, 2009

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Balance Sheets

Assets

	June 30,
	2009	December 31,
	(unaudited)	2008
Cash and cash equivalents	$3,665,095	$1,001
Deferred charges, net	1,013,181	-

Total Assets	$4,678,276	$1,001

Liabilities and Partners' Equity

Liabilities:
Due to General Partner and affiliates	$853,824	$-
Accrued expenses and other current liabilities	54,556	-

Total Liabilities	908,380	-

Commitments and contingencies (Note 6)

Partners' (Deficit) Equity:
General Partner	(6,607)	1
Limited Partners	3,776,503	1,000

Total Partners' Equity	3,769,896	1,001

Total Liabilities and Partners' Equity	$4,678,276	$1,001

See accompanying notes to financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Statement of Operations
(unaudited)

Period from June 19, 2009 (Commencement of Operations) through June 30, 2009

Expenses:
Administrative expense reimbursements	$418,366
General and administrative	239,886

Total expenses	658,252

Net loss	$(658,252)

Net loss allocable to:
Limited Partners	$(651,669)
General Partner	(6,583)

$(658,252)

Weighted average number of limited
partnership interests outstanding	3,552

Net loss per weighted average
limited partnership interest	$(183.47)

See accompanying notes to financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Statement of Changes in Partners' Equity
(unaudited)

	Limited			Total
	Partnership	Limited		Partners'
	Interests	Partners	General Partner	Equity
Balance, June 19, 2009	1	$1,000	$1	$1,001
Net loss	-	(651,669)	(6,583)	(658,252)
Redemption of limited partnership interest	(1)	(1,000)	-	(1,000)
Proceeds from sale of limited partnership interests	5,109	4,971,696	-	4,971,696
Sales and offering expenses	-	(541,090)	-	(541,090)
Cash distributions to partners	-	(2,434)	(25)	(2,459)

Balance, June 30, 2009	5,109	$3,776,503	$(6,607)	$3,769,896

See accompanying notes to financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Statement of Cash Flows
(unaudited)

Period from June 19, 2009 (Commencement of Operations) through June 30, 2009
Cash flows from operating activities:
Net loss	$(658,252)
Changes in operating assets and liabilities:
Due to General Partner and affiliates	315,634

Net cash used in operating activities	(342,618)

Net cash provided by investing activities	-

Cash flows from financing activities:
Sale of limited partnership interests	4,971,696
Sales and offering expenses paid	(442,483)
Deferred charges	(519,042)
Cash distributions to partners	(2,459)
Redemption of limited partnership interest	(1,000)
`
Net cash provided by financing activities	4,006,712

Net increase in cash and cash equivalents	3,664,094
Cash and cash equivalents, beginning of the period	1,001

Cash and cash equivalents, end of the period	$3,665,095

Supplemental disclosure of non-cash investing and financing activities:
Organizational and offering expenses due to Investment Manager	$538,190
Sales commissions due to third parties	$54,556
Organizational and offering expenses charged to equity	$44,051

See accompanying notes to financial statements.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(1)	Organization

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P. (the “Partnership”) was formed on August 20, 2008 as a Delaware limited partnership.  The Partnership is engaged in one business segment, the business of investing in business-essential equipment and corporate infrastructure (collectively, “Capital Assets”), including, but not limited to, Capital Assets that are already subject to lease, Capital Assets that the Partnership purchases and leases to domestic and global businesses, loans that are secured by Capital Assets, and acquiring ownership rights to leased Capital Assets at lease expiration.  The Partnership will continue until December 31, 2020, unless terminated sooner.

The Partnership’s principal investment objective is to obtain the maximum economic return from its investments for the benefit of its partners.  To achieve this objective, the Partnership: (i) acquires a diversified portfolio by making investments in Capital Assets; (ii) makes monthly cash distributions, at the Partnership’s general partner’s discretion, to its partners commencing the month following each partner’s admission to the Partnership, continuing until the end of the operating period; (iii) will reinvest substantially all undistributed cash from operations and cash from sales of investments in Capital Assets during the operating period; and (iv) will dispose of its investments and distribute the excess cash from such dispositions to its partners beginning with the commencement of the liquidation period.

The general partner of the Partnership is ICON GP 14, LLC, a Delaware limited liability company (the “General Partner”), which is a wholly-owned subsidiary of ICON Capital Corp., a Delaware corporation (“ICON Capital”).  The General Partner manages and controls the business affairs of the Partnership, including, but not limited to, the Capital Assets the Partnership invests in pursuant to the terms of the Partnership’s limited partnership agreement (the “Partnership Agreement”).  Additionally, the General Partner has a 1% interest in the profits, losses, cash distributions and liquidation proceeds of the Partnership.

The Partnership is currently in its offering period, which commenced on May 18, 2009 and is anticipated to end in May 2011 or earlier.  With the proceeds from the limited partnership interests (“Interests”) sold, the Partnership intends to invest in a diverse pool of Capital Assets and establish a cash reserve in the amount of 0.50% of the gross offering proceeds.  The initial capitalization of the Partnership was $1,001, which consisted of $1 from the General Partner and $1,000 from a limited partner, ICON Capital, which acts as the investment manager of the Partnership (the “Investment Manager”).  The Partnership is offering Interests on a “best efforts” basis with the intention of raising up to $418,000,000 of capital, consisting of 420,000 Interests, of which 20,000 have been reserved for the Partnership’s distribution reinvestment plan (the “DRIP Plan”).  At any time prior to May 18, 2011, the Partnership may, at its sole discretion, increase the offering to a maximum of up to $618,000,000 of capital, consisting of 600,000 Interests, provided that the offering period is not extended in connection with such change.  The DRIP Plan allows limited partners to purchase Interests with distributions received from the Partnership and/or certain affiliates of the Partnership.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(1)	Organization - continued

The Partnership’s initial closing date was June 19, 2009 (the “Commencement of Operations”), the date at which the Partnership had raised $1,200,000 and limited partners were admitted.  Upon the Commencement of Operations, the Partnership returned the initial capital contribution of $1,000 to the Investment Manager.  During the period from May 18, 2009 to June 30, 2009, the Partnership sold 5,109 Interests to 115 limited partners, representing $4,971,696 of capital contributions.  Investors from the Commonwealth of Pennsylvania and the State of Tennessee may not be admitted until we have raised total equity in the amount of $20,000,000.  Beginning with the Commencement of Operations, the Partnership has paid or accrued sales commissions to third parties.  The Partnership has also paid or accrued various fees to the General Partner and its affiliates.  Through June 30, 2009, the Partnership has paid or accrued the following fees in connection with its offering of its Interests:  (i) sales commissions to third parties in the amount of $347,927 and (ii) underwriting fees in the amount of $149,112 to ICON Securities Corp., an affiliate of the General Partner and the dealer-manager of the Partnership’s offering (“ICON Securities”).  In addition, the General Partner and its affiliates, on behalf of the Partnership, incurred organizational and offering expenses in the amount of $1,057,232.  During the period ended June 30, 2009, organizational and offering expenses in the amount of $44,051 were recorded as a reduction of partners' equity.

Partners’ capital accounts are increased for their initial capital contribution plus their proportionate share of earnings and decreased by their proportionate share of losses and distributions. Profits, losses, cash distributions and liquidation proceeds are allocated 99% to the limited partners and 1% to the General Partner until the aggregate amount of cash distributions paid to limited partners equals the sum of the limited partners’ aggregate capital contributions, plus an 8% cumulative annual return on their aggregate unreturned capital contributions, compounded daily.  After such time, distributions will be allocated 90% to the limited partners and 10% to the General Partner.

(2)	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying financial statements of the Partnership have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) for the interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission for Quarterly Reports on Form 10-Q.  In the opinion of the General Partner, all adjustments considered necessary for a fair presentation have been included.  The results for the interim period are not necessarily indicative of the results for the full year.  The General Partner has evaluated all subsequent events through August 12, 2009, the date the financial statements were issued.

The Partnership accounts for its interests in joint ventures where the Partnership has influence over financial and operational matters, generally 50% or less ownership interest, under the equity method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and adjusted for its share of earnings, losses and distributions.  The Partnership accounts for investments in joint ventures where the Partnership has virtually no influence over financial and operational matters using the cost method of accounting.  In such cases, the Partnership’s original investments are recorded at cost and any distributions received are recorded as revenue.  All of the Partnership’s investments in joint ventures are subject to its impairment review policy.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and highly liquid investments with original maturity dates of three months or less.

The Partnership's cash and cash equivalents are held principally at two financial institutions and at times may exceed insured limits.  The Partnership has placed these funds in high quality institutions in order to minimize risk relating to exceeding insured limits.

Risks and Uncertainties

In the normal course of business, the Partnership is exposed to two significant types of economic risk: credit and market.   Credit risk is the risk of a lessee, borrower or other counterparty’s inability or unwillingness to make contractually required payments.  Concentrations of credit risk with respect to lessees, borrowers or other counterparties are dispersed across different industry segments within the United States of America and throughout the world.  Although the Partnership does not currently foresee a concentrated credit risk associated with its investments, contractual payments are dependent upon the financial stability of the industry segments in which customers operate.  Market risk reflects the change in the value of debt instruments and credit facilities due to changes in interest rate spreads or other market factors.

Deferred Charges

Pursuant to the Partnership Agreement, the costs of organizing the Partnership and offering the Interests are capitalized by the Partnership and amortized over the estimated offering period, generally two years from the effective date of the offering.  The unamortized balance of these costs is reflected in the balance sheets as deferred charges, net.

Revenue Recognition

The Partnership provides financing to third parties, generally in the form of leases and loans.  Additionally, the Partnership may make loans to borrowers secured by Capital Assets. With respect to Capital Assets, each lease is classified as either a finance lease or an operating lease, which is based upon the terms of the lease.  Loans are typically classified as notes receivable.

For finance leases and notes receivable, the Partnership records finance and interest income, respectively, on the statement of operations using the effective interest rate method, which results in a constant rate of return over the lease or loan term, as applicable.  For operating leases, rental income is recognized on a straight-line basis over the lease term.  Billed operating lease receivables are included in accounts receivable until collected.  Deferred revenue is the difference between the timing of the receivables billed and the income recognized on a straight-line basis.

The recognition of revenue may be suspended when deemed appropriate by the General Partner, in accordance with the Partnership’s policy on doubtful accounts.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

Notes Receivable

Notes receivable are reported on the balance sheet at the outstanding principal balance net of any unamortized deferred fees, premiums or discounts on purchased loans. Costs on originated loans are reported as other current and other non-current assets. Unearned income, discounts and premiums are amortized using the effective interest method. Interest receivable resulting from the unpaid principal is reported separately from the outstanding balance.

Initial Direct Costs

Initial direct costs are accounted for in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases.”  Initial direct costs associated with operating leases are capitalized as a component of the cost of the equipment and depreciated.  Initial direct costs associated with finance leases and notes receivable are amortized using the effective interest rate method.  Costs related to leases or other financing transactions that are not consummated are expensed in the period negotiations terminate.

Acquisition Fees

The Partnership pays acquisition fees to the Investment Manager equal to 2.5% of the total purchase price of each of the Partnership’s investments. These fees are capitalized and included in the cost of the investment.

Income Taxes

The Partnership is taxed as a partnership for federal and State income tax purposes.  No provision for income taxes has been recorded since the liability for such taxes is that of each of the partners rather than the Partnership.  The Partnership's income tax returns are subject to examination by the federal and State taxing authorities, and changes, if any, could adjust the individual income tax of the partners.

Per Interest Data

Net income (loss) per Interest is based upon the weighted average number of Interests outstanding during the applicable period.

Interest Redemption

The Partnership may, at its discretion, redeem Interests from a limited number of its limited partners, as provided for in the Partnership Agreement.  The redemption price for any Interests approved for redemption is based upon a formula, as provided in the Partnership Agreement.  Limited partners are required to hold their Interests for at least one year before redemptions will be permitted.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(2)	Summary of Significant Accounting Policies - continued

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires the General Partner to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant estimates primarily include the determination of allowance for doubtful accounts, depreciation and amortization, impairment losses and estimated useful lives.  Actual results could differ from those estimates.

Recent Accounting Pronouncements

 In May 2009, the Financial Accounting Standards Board (the “FASB”) issued SFAS No. 165, “Subsequent Events” (“SFAS No. 165”).  SFAS No. 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date; that is, whether that date represents the date the financial statements were issued or were available to be issued.  This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented.  SFAS No. 165 is effective for interim and annual reporting periods ending after June 15, 2009.  The Partnership adopted SFAS No. 165 during the quarter ended June 30, 2009.  The adoption of SFAS No. 165 did not have a significant impact on the Partnership’s financial statements.

(3)	Investments in Joint Ventures

On June 26, 2009, the Partnership and ICON Leasing Fund Twelve, LLC, an entity managed by the Investment Manager (“Fund Twelve”), entered into a joint venture, ICON Atlas, LLC (“ICON Atlas”), for the purpose of investing in eight new Ariel natural gas compressors (the “Gas Compressors”) from AG Equipment Co. (“AG”).  The Gas Compressors, which will be purchased by ICON Atlas for approximately $11,618,000, are subject to a 48-month lease with Atlas Pipeline Mid-Continent, LLC (“APMC”), an affiliate of Atlas Pipeline Partners, L.P. (“APP”), which expires in 2013.  APP will guarantee all of APMC’s obligations under the lease.

On June 29, 2009, the Partnership and Fund Twelve entered into a joint venture, ICON ION, LLC (“ICON ION”), for the purpose of making secured term loans (the “Loans”) in the aggregate amount of $20,000,000, to ARAM Rentals Corporation, a Canadian bankruptcy remote Nova Scotia unlimited liability company (the “Canadian Borrower”) and ARAM Seismic Rentals Inc., a U.S. bankruptcy remote Texas corporation (the “US Borrower”, together with the Canadian Borrower, the “Borrowers”) in the amounts of approximately $16,325,000 and $3,675,000, respectively.  The Borrowers are wholly-owned subsidiaries of ION Geophysical Corporation, a Delaware corporation (“ION”).  The Loans are secured by (i) a first priority security interest in all of the ARAM analog seismic system equipment owned by the Borrowers and (ii) a pledge of all of the equity interests in the Borrowers.  In addition, ION guaranteed all obligations of the Borrowers under the Loans.   Interest accrues at the rate of 15% per year and the Loans are payable monthly in arrears for a period of 60 months beginning on August 1, 2009.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(3)	Investments in Joint Ventures - continued

The ultimate ownership of both ICON Atlas and ICON ION is intended to be such that the Partnership and Fund Twelve will have ownership interests equal to 45% and 55%, respectively.  All of the Partnership’s subsequent contributions to ICON Atlas and ICON ION will be made on or prior to the six month anniversary of the date that the joint venture acquired the equipment or funded the Loans, respectively.  All subsequent capital contributions to either joint venture by the Partnership and related distributions to Fund Twelve will be effectuated so that the aggregate amount of capital contributed by the Partnership does not exceed the aggregate amount of capital contributed by Fund Twelve, adjusted for any income received and expenses paid or incurred by the respective joint venture and any compensation that the General Partner and any of its affiliates is otherwise entitled to receive pursuant to the Partnership Agreement.  Neither the General Partner nor any of its affiliates will realize any benefit, other than compensation for its services, if any, permitted by the Partnership Agreement as a result of these transactions.

On June 26, 2009, ICON Atlas purchased four of the Gas Compressors for approximately $4,270,000, which was funded entirely by capital contributions from Fund Twelve.  On or prior to September 1, 2009, ICON Atlas will purchase the four additional Gas Compressors for the purchase price of approximately $7,348,000.  On July 1, 2009, the Partnership contributed $500,000 to ICON Atlas.  As of August 1, 2009, the Partnership made an additional contribution of approximately $1,470,000 to ICON Atlas, inclusive of acquisition fees of approximately $48,000, after which the Partnership’s and Fund Twelve’s ownership interests in ICON Atlas were 45% and 55%, respectively.

On June 29, 2009, ICON ION funded the first tranche of the Loans in the amount of $12,500,000, which was funded entirely by capital contributions from Fund Twelve.  On July 1, 2009, the Partnership contributed $500,000 to ICON ION.  On July 17, 2009, ICON ION funded the second tranche of the Loans in the amount of $7,500,000.  As of August 1, 2009, the Partnership contributed an additional $2,370,000, inclusive of acquisition fees of $70,000, to ICON ION, after which the Partnership’s and Fund Twelve’s ownership interests in ICON ION were 14% and 86%, respectively.

(4)	Revolving Line of Credit, Recourse

On August 31, 2005, certain affiliates of the Partnership, entities sponsored and organized by the Investment Manager, ICON Income Fund Eight B L.P. (“Fund Eight B”), ICON Income Fund Nine, LLC (“Fund Nine”), ICON Income Fund Ten, LLC (“Fund Ten”) and ICON Income Fund Eleven, LLC (“Fund Eleven”, and together with Fund Eight B, Fund Nine, Fund Ten, and Fund Eleven, the “Borrowers”) entered into a Commercial Loan Agreement, as amended (the “Loan Agreement”), with California Bank & Trust (“CB&T”).  On June 20, 2007, the Loan Agreement was modified to add Fund Twelve as a Borrower.  On August 12, 2009, the Loan Agreement was modified (the “Fourth Loan Modification”) to add the Partnership as a Borrower.

The Loan Agreement provides for a revolving line of credit of up to $30,000,000 pursuant to a senior secured revolving loan facility (the “Facility”), which is secured by all assets of the Borrowers not subject to a first priority lien, as defined in the Loan Agreement.  Each of the Borrowers is jointly and severally liable for all amounts borrowed under the Facility.  Amounts available under the Facility are subject to a borrowing base that is determined, subject to certain limitations, on the present value of the future receivables under certain lease agreements in which the Borrowers have a beneficial interest.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(4)	Revolving Line of Credit, Recourse - continued

The interest rate for general advances under the Facility is CB&T’s prime rate.  In addition, the Borrowers may elect to have up to five advances under the Facility at the interest rate at which United States dollar deposits can be acquired by CB&T in the London Interbank Eurocurrency Market, plus a margin of 2.5% per year.  The interest rate at June 30, 2009 was 3.25%.  Pursuant to the Fourth Loan Modification, however, as of August 12, 2009, the interest rate on all current and future borrowings under the Facility will be at a rate not less than 4.0% per year.  The Borrowers are also obligated to pay a quarterly commitment fee of 0.50% on unused commitments under the Facility.

Pursuant to the Loan Agreement, the Borrowers are required to comply with certain financial covenants, including a minimum debt coverage ratio, a tangible net worth covenant, a leverage ratio and a minimum liquidity covenant.  The Loan Agreement prohibits any Borrower from declaring or paying any distribution to investors if such a payment would cause such Borrower to become non-compliant with the financial covenants in the Loan Agreement.  At June 30, 2009, the Borrowers were in compliance with all covenants.

In addition, the Borrowers are parties to a Contribution Agreement (the “Contribution Agreement”), pursuant to which the Borrowers agreed to certain restrictions on the amounts and terms of their respective borrowings under the Facility in order to minimize the risk that a Borrower would be unable to repay its portion of the outstanding obligations under the Facility at any time.  The Contribution Agreement also provides that, in the event that a Borrower pays an amount under the Contribution Agreement in excess of its share of the total obligations under the Facility, whether by reason of an event of default or otherwise, the other Borrowers will immediately make a contribution payment to such Borrower in such amount that the aggregate amount paid by each Borrower reflects its allocable share of the aggregate obligations under the Facility.  The Borrowers’ obligations to each other under the Contribution Agreement are collateralized by a subordinate lien on the assets of each Borrower.

Aggregate borrowings by all Borrowers under the Facility amounted to $10,330,000 at June 30, 2009.  The balances of $2,185,000, $885,000 and $7,260,000 were borrowed by Fund Ten, Fund Eight B and Fund Eleven, respectively.  Subsequent to June 30, 2009, Fund Ten and Fund Eight B repaid $350,000 and $120,000, which reduced Fund Ten’s and Fund Eight B’s outstanding loan balances to $1,835,000 and $765,000, respectively.

(5)	Transactions with Related Parties

The Partnership has entered into certain agreements with the General Partner, the Investment Manager and ICON Securities, whereby the Partnership pays certain fees and reimbursements to these parties.  ICON Securities is entitled to receive a 3% underwriting fee from the gross proceeds from sales of the Partnership’s Interests.

The Partnership pays the Investment Manager (i) an annual management fee, payable monthly, equal to 3.5% of the gross periodic payments due and paid from the Partnership’s investments and (ii) acquisition fees, through the end of the operating period, equal to 2.5% of the total purchase price of each investment the Partnership makes in Capital Assets.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(5)	Transactions with Related Parties - continued

In addition, the Partnership reimburses the General Partner and its affiliates for organizational and offering expenses incurred in connection with the Partnership’s organization and offering.  The reimbursement of these expenses will be capped at the lesser of 1.44% of the gross offering proceeds (assuming all of the Interests are sold in the offering) and the actual fees and expenses incurred by the General Partner and its affiliates.  Accordingly, the General Partner and its affiliates may ultimately be reimbursed for less than the actual costs and expenses incurred.  These costs may include, but are not limited to, legal, accounting, printing, advertising, administrative, investor relations and promotional expenses for the preparation of registering, offering and distributing the Partnership’s Interests to the public.  The General Partner also has a 1% interest in the Partnership’s profits, losses, cash distributions and liquidation proceeds.

The General Partner and its affiliates also perform certain services relating to the management of the Partnership’s portfolio.  Such services include, but are not limited to, credit analysis and underwriting, receivables management, portfolio management, accounting, financial and tax reporting, and remarketing and marketing services.

In addition, the General Partner and its affiliates are reimbursed for certain administrative expenses incurred in connection with the Partnership’s operations.  Administrative expense reimbursements are costs incurred by the General Partner or its affiliates that are necessary to the Partnership’s operations.  These costs include the General Partner’s and its affiliates’ legal, accounting, investor relations and operations personnel, as well as professional fees and other costs that are charged to the Partnership based upon the percentage of time such personnel dedicate to the Partnership.  Excluded are salaries and related costs, travel expenses and other administrative costs incurred by individuals with a controlling interest in the General Partner.

Fees and other expenses paid or accrued by the Partnership to the General Partner or its affiliates were as follows:

Entity	Capacity	Description	Period from the Commencement of Operations through June 30, 2009 (unaudited)
ICON Capital Corp.	Investment Manager	Organizational and offering expense reimbursements (1)	$1,057,232
ICON Securities Corp.	Dealer-Manager	Underwriting fees (2)	$149,112
ICON Capital Corp.	Investment Manager	Acquisition fees (3)	$-
ICON Capital Corp.	Investment Manager	Management fees (4)	$-
ICON Capital Corp.	Investment Manager	Administrative expense reimbursements (4)	$418,366

(1) Amount capitalized and charged to partners' equity.
(2) Amount charged directly to partners' equity.
(3) Amount capitalized and amortized to operations.
(4) Amount charged directly to operations.

ICON Equipment and Corporate Infrastructure Fund Fourteen, L.P.
(A Delaware Limited Partnership)
Notes to Financial Statements
June 30, 2009
(unaudited)

(5)	Transactions with Related Parties - continued

At June 30, 2009, the Partnership had a payable of approximately $854,000 due to the General Partner and its affiliates that primarily consisted of administrative expense reimbursements in the amount of approximately $314,000 and organizational and offering expense reimbursements in the amount of approximately $538,000.

From July 1, 2009 to August 10, 2009, the Partnership raised an additional $10,167,197 in capital contributions.  During this period, the Partnership has paid or accrued underwriting fees to ICON Securities in the amount of $303,496.

(6)	Commitments and Contingencies and Off-Balance Sheet Transactions

At the time the Partnership acquires or divests of an interest in Capital Assets, the Partnership may, under very limited circumstances, agree to indemnify the seller or buyer for specific contingent liabilities.  The General Partner believes that any liability that may arise as a result of any such indemnification obligations will not have a material adverse effect on the Partnership’s financial condition taken as a whole.

(7)	Subsequent Event

On July 31, 2009, the Partnership, through its wholly-owned subsidiary, ICON Exopack, LLC (“ICON Exopack”), purchased one Windmoeller & Hoelscher VAREX COEX 3-Layer Blown Film extrusion line from Exopack, LLC (“Exopack”), an affiliate of Exopack Holding Corp. (“Exopack Holding”), for approximately $2,713,000.  The equipment is subject to a 60-month lease with Exopack, which expires on July 31, 2014.  Exopack Holding guaranteed all of Exopack’s obligations under the lease.

S-18